February 12, 2008

Mr. Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0404
Mail Stop 7010

Re:	Herman Miller, Inc. Form 10-K for the fiscal year ended June 2, 2007 Form 10-Q for the period ended December 1, 2007 Form 8-K filed on November 27, 2007 File Number 1-15141

Dear Mr. Decker:

We are in receipt of your letter dated January 30, 2008, which includes comments based on your review of the above-referenced filings. The comments from your letter are set forth in bold font below and our responses follow.

FORM 10-K FOR THE YEAR ENDED JUNE 2, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

1. COMPANY RESPONSE:
We are including in our supplemental response additional disclosures which will be included as appropriate in future filings.

Management’s Discussion and Analysis

Discussion of Business Segments, page 21

2.	Please expand your discussion about segment results to discuss the business reasons for changes in your operating earnings between periods. For example, you state that operating earnings in fiscal 2007 were $161.7 million, or 10.3 percent of net sales for the North American Furniture Solutions segment. This compares to $139.9 million or 9.7 percent in the prior year. You should clearly explain the factors that led to the increase in operating earnings from $139.9 million to $167.7 million as well as the increase of operating earnings as a percentage of revenue from 9.7 percent to 10.3 percent. In addition, when there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change in net sales and operating earnings. Please also consider adding a discussion regarding changes in each segment’s gross margin between periods.

Mr. Rufus Decker
February 12, 2008

2. COMPANY RESPONSE:
As to segment operating earnings, we will expand our future disclosures as requested. With respect to fiscal 2007, we will modify our disclosure as follows:

“Operating earnings in fiscal 2007 were $161.7 million, or 10.3 percent of net sales. This compares to $139.9 million or 9.7 percent in the prior year. The increase in both dollars and percentage relative to the prior year was driven largely by an 8.0% sales increase and the resulting improved operating leverage. In addition, the prior year results included approximately $5.0 million in higher compensation-related expenses associated with the extra week of operations in that year. Incentive bonus expenses recognized in fiscal 2006 were approximately $4.0 million higher than those recorded in the current year as determined under our plan. These factors were partially offset by higher design and research costs in the current year, which were approximately $5.8 million higher than those recorded in the North American Furniture Solutions segment during fiscal 2006.”

Your comment relative to changes in each segment’s gross margin between periods is noted. Our approach has been to include discussion related to specific items that have a material impact on a reportable operating segment’s gross margin. An example of this was included in our Form 10-Q for the period ended December 1, 2007. An excerpt from this filing follows:

“…As previously discussed in the context of gross margin performance, in the first quarter of this year we recognized service-related expenses of approximately $5.0 million, without an associated benefit from service revenue. These expenses reduced the year-to-date operating income percentage within our North American business segment by approximately 60 basis points.”

We feel that a more detailed discussion of operating earnings, such as that shown in the above example, combined with reference to specifically identified factors within gross margin at the reportable operating segment level, provides the reader of the financial statements with adequate information on our segment performance. Further, this approach, which places an emphasis on analysis at the operating earnings level, is consistent with our footnote presentation related to reportable operating segments.

Mr. Rufus Decker
February 12, 2008

Financial Statements

Notes to the Financial Statements

Note 1. Significant Accounting and Reporting Policies

Accounts Receivable Allowances, page 47

3.	Please expand your discussion to address which statement of operations line items are used to record accounts receivable allowances as well as how you determine which line item to use to record these allowances. Specifically, please disclose in which circumstances you record accounts receivable allowances as a reduction to net sales and in which circumstances you record accounts receivable allowances as an increase to selling, general and administrative expense or other expense line items. Please also address the following:
•	Please help us understand how you determined it was appropriate to record the reduction to your balance sheet reserves of $13.0 million in the fourth quarter of 2005 related to General Services Administration contracts as a reduction to selling, general and administrative expenses instead of as an increase to net sales. Please tell us which statement of operations line item was used to record the original reserves;
•	For each of the last three fiscal years as well as the current interim period, please tell us the amount recorded to each statement of operations line item used to increase accounts receivable allowances during the period. For example, please tell us the amount recorded as a reduction to net sales separately from the amount recorded to selling, general and administrative expenses or other expense line items. Please clarify if any of the allowances recorded as selling, general and administrative expenses or in any other expense line item were for reasons other than those associated with creditworthiness. If so, tell us the corresponding amounts recorded during each period;
•	For each of the last three fiscal years as well as current interim period, please tell us the amount recorded to each statement of operations line item used to decrease accounts receivable allowances during the period. For example, please tell us the amount recorded as an increase to net sales separately from the amount recorded to selling, general and administrative expenses or other expense line items. Please clarify if any of the reductions to the allowance through selling, general and administrative expenses or in any other expense line item were for reasons other than those associated with creditworthiness. If so, tell us the corresponding amounts recorded during each period; and
•	In Schedule II (Valuation and Qualifying Accounts), please present changes to the allowance for possible losses on accounts receivable separately for each statement of operations line item used to record these changes.

Mr. Rufus Decker
February 12, 2008

3. COMPANY RESPONSE:
We propose to modify our footnote in future filings as follows:

“Allowances for uncollectible accounts receivable are based on known customer exposures, historical credit experience, and the specific identification of other circumstances, including the economic climate. These reserves are established via increases to selling, general and administrative expenses. Fully reserved balances are written off against the reserve once the company determines the probability of collection to be remote. The company generally does not require collateral or other security on trade accounts receivable.

The company also establishes reserves to reflect the potential issuance of credit memos, to customers relating to contractual issues or disputes in subsequent periods for items currently included in gross accounts receivable. The amount of these reserves is based upon historical credit memo experience and reduces net sales when established.”

In response to the first bullet point under question 3:

The company has sold furniture products to the Federal Government under General Services Administration (GSA) contracts for more than 25 years. It has been the policy of the company to establish and maintain reserves related to potential penalties and pricing discrepancies associated with sales under these contracts. The $13.0 million reduction to operating expenses in the fourth quarter of 2005 is related to the reduction of reserves that were originally established as increases to selling, general and administrative expenses for estimated penalties associated with possible non-compliance under the contract. As previously communicated to the Staff, it was determined that these reserves were no longer required. Accordingly, we felt it was appropriate to release the reserves to the same statement of operations line under which the reserves were initially established. Since 2005, our policy has been to record these reserves as a reduction to net sales. Subsequent changes to these reserves, if any, will be recorded as an adjustment to net sales.

Mr. Rufus Decker
February 12, 2008

In response to the second and third bullet points under question 3:

Changes to the company’s reserves for uncollectible accounts receivable are recorded as adjustments to selling, general and administrative expenses, whereas changes to the company’s reserves for credit memos are reflected as adjustments to net sales. The following table sets forth the amounts recorded in the company’s statements of operations, on a net basis, related to increases and decreases in allowances for accounts receivable for the periods indicated:

(Dollars in Millions)

Period	Net Amount Recorded as an Increase (Decrease) to SG&A Expenses	Net Amount Recorded as an (Increase) Decrease to Net Sales

Fiscal 2005	$(0.6)	$(0.3)
Fiscal 2006	$0.2	$–
Fiscal 2007	$0.7	$0.1
Fiscal 2008 – Q2	$(0.2)	$0.2

We maintain separate balance sheet and income statement ledger accounts for the purpose of tracking activity in our various accounts receivable reserves. The use of these separate accounts, combined with our monthly and quarterly internal control procedures ensure that net changes in the reserves are consistently reflected on the appropriate line items within the statements of operations.

In response to the fourth bullet point under question 3:

We note your comment relative to Schedule II and will include in future 10-K filings, a presentation within Schedule II that includes changes to the allowance for possible losses on accounts receivable for each statement of operations line item used to record the changes. Specifically, the change in presentation will include rows to separately reflect the impact of the change in reserve on net sales and selling, general and administrative expenses as follows:

Column A	Column B	Column C		Column D	Column E

Description	Balance at beginning of period	Charges to expenses or net sales	Acquired reserves	Deductions(3)	Balance at end of period

Year ended June 2, 2007:
Accounts receivable allowances
– uncollectible accounts(1)	$4.5	$0.7	$–	$(0.9)	$4.3
Accounts receivable allowances
– credit memos(2)	$0.5	$0.1	$–	$–	$0.6

(1)	Activity under the “Charges to expenses or net sales” column are recorded within selling, general and administrative expenses.
(2)	Activity under the “Charges to expenses or net sales” column are recorded within net sales.
(3)	Represents amounts that were charged off to the allowance account during the period.

Mr. Rufus Decker
February 12, 2008

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 1, 2007

General

4.	Please address the above comments in your interim filings as well.

4. COMPANY RESPONSE:
We will include appropriate modifications to future interim filings based on the above comments and our related responses.

FORM 8-K FILED ON NOVEMBER 27, 2007

5.	You disclosed earnings per share guidance after excluding a one-time charge. This amount constitutes a non-GAAP financial measure. We remind you that Item 100(a)(1) of Regulation G requires you to accompany non-GAAP financial measures with a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. In future filings please ensure that you comply with the disclosure requirements of Regulation G when presenting non-GAAP financial measures, which include presenting the most directly comparable GAAP amount.

5. COMPANY RESPONSE:
We note your comment relative to non-GAAP financial measures and will include in future filings, a presentation of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles. We will also include in any future filing that includes reference to a non-GAAP financial measure, an explanatory paragraph describing why management believes that such a measure is appropriate.

In connection with our responses set forth in this letter, we hereby acknowledge and are providing confirmation that:

•	Herman Miller, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Herman Miller, Inc. may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker
February 12, 2008

If you would like to discuss our responses or require further clarification, please do not hesitate to contact me at (616) 654-3754.

Very truly yours,

/s/ Curtis S. Pullen

Curtis S. Pullen
Chief Financial Officer